ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 3, 2011	Kavita Padiyar
T+1 617 951 7828
F+1 617 235 9749
kavita.padiyar@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DWS Variable Series I (the “Registrant”); File No. 811-04257

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-171876) relating to the issuance of shares in connection with (i) the merger of DWS Health Care VIP, a series of the Registrant (“Health Care”), into DWS Capital Growth VIP, a series of the Registrant (“Capital Growth”), and (ii) the merger of DWS Technology VIP, a series of DWS Variable Series II (“Technology”), into Capital Growth.

The Registrant expects to file by letter a request for acceleration of effectiveness.

It is currently expected that special meetings of shareholders of Health Care and Technology will be held on April 11, 2011. Accordingly, we plan to mail the proxy materials to shareholders of Health Care and Technology around March 10, 2011.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (617) 951-7828.

Sincerely,

/s/ Kavita Padiyar
Kavita Padiyar

Enclosures